THE LEBRECHT GROUP

A PROFESSIONAL LAW CORPORATION

Brian A. Lebrecht, Esq. *	Craig V. Butler, Esq. **

Admitted in California and Utah*
Admitted only in California

December 28, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn:  Matthew Crispino

Re:	Freeze Tag, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed December 13, 2010
File No. 333-168857

Dear Mr. Crispino:

We herein provide the following responses to your comment letter dated December 22, 2010, regarding the above-listed registration statement for Freeze Tag, Inc. (the “Company”).  I have summarized your comments in bold followed by the Company’s response.

Concentration of Credit Risk, Major Customer and Major Vendors, page 34

1.
We note your response to comment 2.  As more than 10% of your revenues for the first nine months of fiscal 2010 were derived from games that incorporate licensed materials from CMG Worldwide, it appears that you may be substantially dependent upon your agreement with this entity.  Please disclose in this section the material provisions of the agreement, such as its term and fee provisions.  Please supplementally provide us with a copy of the agreement for our review.  Also, in your response letter, tell us the amount of revenue that you have earned in connection with this agreement in fiscal 2009 and in each completed quarter of fiscal 2010.

As noted in the Company’s prior comment response letter the Company has made the determination that it is not substantially dependent on its licensing agreement with CMG Worldwide.  In order to clarify this position in the filing, the Company will add the following disclosure to the filing when it files its next amendment (per our telephone call on Thursday, December 23, 2010):

IRVINE OFFICE:	SALT LAKE CITY OFFICE:

9900 RESEARCH DRIVE	406 W. SOUTH JORDAN PARKWAY
IRVINE	SUITE 160
CALIFORNIA • 92618	SOUTH JORDAN
UTAH • 84095
(949) 635-1240 • Fax (949) 635-1244	www.thelebrechtgroup.com	(801) 983-4948 • Fax (801) 983-4958

Matthew Crispino
U.S. Securities and Exchange Commission
Division of Corporation Finance
December 28, 2010

“Our agreement with CMG Worldwide relates to our ability to use the name and likeness of Amelia Earhart in our game Unsolved Mystery Club:  Amelia Earhart.  The name “Unsolved Mystery Club” is our intellectual property and represents a series of games, with the Amelia Earhart game representing the first game in the series.  Under the terms of the agreement with CMG Worldwide, we have a non-exclusive license to use the name and likeness of Amelia Earhart in video games on all platforms until December 31, 2011, unless extended by the parties.  In exchange for this right we agreed to pay CMG Worldwide a royalty payment equal to 10% of the net revenue generated by any games we produce and sell using Amelia Earhart.  Through September 30, 2010, we have created one game using the name and likeness of Amelia Earhart, namely Unsolved Mystery Club: Amelia Earhart, which has generated approximately $70,231 in revenue.  We have in turn paid CMG Worldwide $5,000, and owe them an additional $2,023, in royalty payments under the agreement.  Based on the structure of this agreement, the fact we own the intellectual property to “Unsolved Mystery Club” with Amelia Earhart only being one game in the series, and the fact the royalties owed to CMG have only totaled $7,023 through September 30, 2010, we are not substantially dependent on our agreement with CMG Worldwide.  We do not currently envision entering into any contracts to acquire or license intellectual property from any third party for our Unsolved Mystery Club game series, or any other games, that we would be substantially dependent upon due to the fact that if any intellectual property is too expensive to acquire or license we would elect to not base a game on that intellectual property and choose a different concept for the game.”

Per your request, the Company did not generate any revenue in 2009 from intellectual property licensed from CMG Worldwide and generated a total of $70,231 for the nine months ended September 30, 2010.  By quarter the revenues for 2010 were as follows:  quarter ended March 31, 2010:  $0; quarter ended June 30, 2010: approximately $49,383; quarter ended September 30, 2010:  approximately $20,848.

Also, per your request, I will send a copy of the Company’s agreement with CMG Worldwide by e-mail, for your review supplementally, per the requirements of Rule 418.  Please note this agreement is being submitted to you under Rule 418(b) and the Company requests that this agreement not be made part of the Registration Statement and that the agreement be returned to the Company upon completion of your review of the Registration Statement.  Additionally, the agreement and any copies thereof (the “confidential materials”), remain property of the Company and are being provided to you only in connection with the above referenced matter.  The Company requests that the confidential materials be kept confidential pursuant to the Freedom of Information Act, the Privacy Act and any other relevant statutes, regulations or rules relating to confidentiality.  In the event that any confidential materials are determined to be “agency records” within the meaning of the Freedom of Information Act (“FOIA”), the Company requests confidential treatment for such materials pursuant to the FOIA and applicable rules of the SEC thereunder, including but not limited to Rule 83 of the SEC’s rules relating to information requests.

Matthew Crispino
U.S. Securities and Exchange Commission
Division of Corporation Finance
December 28, 2010

Security Ownership of Certain Beneficial Owners and Management, page 51

2.	Please update the table to reflect ownership of your outstanding securities as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

There have been no changes to the beneficial ownership table in the filing.  The Company will update to reflect the latest practicable date when it files its next amendment to the filing.

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The letter attached hereto indicates the Company’s agreement and affirmation of the above “Company Statements.”

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

/s/ Craig V. Butler

Craig V. Butler, Esq.

Matthew Crispino
U.S. Securities and Exchange Commission
Division of Corporation Finance
December 28, 2010

[Freeze Tag, Inc. Letterhead]

December 28, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn:  Matthew Crispino

Re:	Freeze Tag, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed December 13, 2010
File No. 333-168857

Dear Mr. Crispino:

Freeze Tag, Inc. (the “Company”) hereby affirms and agrees with the following statements related to the comment response for the above-mentioned filing filed with the Commission on December 28, 2010:

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

/s/ Craig Holland
Craig Holland
Chief Executive Officer